SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: August 12, 2005

FiberMark, Inc.

(Exact name of registrant as specified in charter)

Delaware	**001-12865**	**82-0429330**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

161 Wellington Road
P.O. Box 498
Brattleboro, Vermont 05302
(802) 257-0365

Item 2.02 Results of Operations and Financial Condition

On August 12, 2005, FiberMark announced its second-quarter 2005 results. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The Exhibit associated with this item attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits

Exhibit 99.1   Press Release Dated August 12, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FiberMark

Date: August 12, 2005   By: /s/ John E. Hanley

        John E. Hanley

Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release dated August 12, 2005

FiberMark
161 Wellington Road
P.O. Box 498
Brattleboro, VT 05302
Tel 802 257 0365
Fax 802 257 5900
E-mail generalinfo@fibermark.com


FiberMark

FOR IMMEDIATE RELEASE

Contact: Janice C. Warren
Director, Investor Relations and
Corporate Communications
802 257 5981

FIBERMARK REPORTS SECOND-QUARTER 2005 RESULTS

BRATTLEBORO, VERMONT, August 12, 2005—FiberMark, Inc., (OTCBB: FMKIQ) today issued its financial results for the second quarter ended June 30, 2005. The company reported a net loss of $1.4 million, or $0.20 per share, versus net income of $0.6 million, or $0.08 per share, in 2004. The change to a net loss position was largely due to higher raw material, energy and manufacturing costs and higher depreciation expenses, partially offset by lower selling and administrative expenses due to lower information technology maintenance costs and professional services, a $1.9 million asset disposal gain due to the sale of an idle facility, price increases, improvements in product mix and lower fixed costs. In addition, reorganization expenses related to the chapter 11 filing were $1.1 million higher than in the second quarter of 2004. Foreign exchange translation benefits contributed to $0.4 million of the change.

Net sales in the second quarter of 2005 were $115.6 million compared with $111.0 million in the prior-year quarter, an increase of $4.6 million or 4.1%. Favorable foreign exchange rates increased second quarter 2005 sales by $2.6 million compared with the 2004 quarter. Net of currency effects, current year net sales increased by $2.0 million or 1.8% versus the prior year period.

Net sales from German operations in the second quarter of 2005 were $57.4 million compared with $52.6 million in the prior-year quarter, an increase of $4.8 million or 9.1%. Excluding the translation effects of a stronger euro, which accounted for $2.5 million in sales for the second quarter compared with the prior-year quarter, sales from German operations grew by $2.3 million, or 4.4%. During the quarter, the company made continued gains in its German businesses due to a combination of market share gains, geographic growth and the growth of key customers, partially offset in certain markets by pockets of pricing pressure and a weaker product mix. The nonwoven wallcovering business continued to be negatively affected by weak economic conditions in Germany and rising competitive pressures, particularly in export markets.

Second quarter 2005 net sales from North American operations were $58.2 million compared with $58.4 million in the prior-year quarter, a decrease of $0.2 million or 0.3%. The company's office products business posted modest gains aided by price increases, continued growth in our graphic design/paper merchant business and market share gains by a key customer. The company's publishing/packaging and technical specialties businesses both experienced declines. Publishing sales were nearly even with 2004 levels, due to a stronger educational market (elementary/high-school textbook) and a key new product launch, offset by lower legal publishing sales, order timing differences, customer market position challenges, shifts to competitive materials or technologies and product mix downgrades. With fewer large packaging projects in 2005, volume declined in the company's packaging business.

In the second quarter of 2005, earnings before interest, taxes, depreciation, amortization and chapter 11-related reorganization expenses (EBITDAR), improved to $11.3 million from $10.4 million in the prior-year quarter, largely reflecting a gain on the disposal of assets and lower SG&A expenses, which were partially offset by lower volume in the company's North American operations and higher energy, raw material and manufacturing costs. FiberMark believes that such non-GAAP financial information assists investors and others by providing financial information in a format that presents comparable financial trends of ongoing business activities.

Liquidity

As of June 30, 2005, FiberMark's pro forma unused borrowing capacity under its existing credit facilities was $45.1 million. In addition, the company has extended our DIP revolving credit facility through the balance of 2005. Since the end of the first quarter of 2005, short-term borrowings declined by $7.9 million due to strong cash flow from operating activities.

Six Months Results

For the six months ended June 30, 2005, the company reported a net loss of $3.7 million in 2005 compared with a net loss of $16.3 million in 2004. The $12.6 million reduction in net loss was primarily due to lower interest expense ($8.5 million lower), largely due to the cessation of interest expense accruals on the senior notes pending the outcome of the bankruptcy process and lower reorganization expenses related to chapter 11 ($5.3 million lower), offset by lower income from operations ($1.2 million lower). Lower income from operations reflects lower SG&A expenses ($1.6 million decrease) and a $1.9 million gain on disposal of assets.

Consolidated net sales for the six months ended June 30 were $230.4 million in 2005 compared with $223.4 million in 2004, an increase of $7.0 million or 3.1%. Currency translation increased year-to-date 2005 sales by $5.5 million compared with 2004. Net of currency translation, current year net sales increased by $1.5 million, or 0.7% versus last year.

Net sales from German operations in the six months ended 2005 were $118.6 million compared with $108.2 million in the prior-year period, an increase of $10.4 million or 9.6%. Excluding the translation effects of a stronger euro, which accounted for $5.3 million in sales for the six-month period in 2005 compared with the prior period, sales from German operations rose by $5.1 million or 4.7%. Gains in nearly all markets, particularly in our filtration and abrasive base businesses, overshadowed smaller declines in our nonwoven wallcovering and coating base businesses.

Net sales from North American operations were $111.7 million in 2005 compared with $115.3 million in the prior-year period, a decrease of $3.6 million or 3.1%. Modest gains in office products were more than offset by declines in publishing/packaging and technical specialties.

In the first six months of 2005, earnings before interest, taxes, depreciation, amortization and chapter 11-related reorganization expenses (EBITDAR), improved to $23.8 million from $23.7 million in the prior-year period, largely reflecting a gain on the disposal of assets and lower SG&A expenses, which were partially offset by lower volume in the company's North American operations and higher raw material, energy and manufacturing costs.

FiberMark, headquartered in Brattleboro, Vt., is a leading producer of specialty fiber-based materials meeting industrial and consumer needs worldwide, operating 11 facilities in the eastern United States and Europe. Products include filter media for transportation and vacuum cleaner bags; base materials for specialty tapes, electrical and graphic arts applications; wallpaper, building materials and sandpaper; and cover/decorative materials for office and school supplies, publishing, printing and premium packaging.

(tables follow)

FIBERMARK, INC.
Condensed Consolidated Statements of Operations
Three Months Ended June 30, 2005 and 2004

(In thousands, except per share amounts)

Unaudited

	2005	2004
Net sales	$ 115,561	$ 111,011
Cost of sales	100,543	92,790
Gross profit	15,018	18,221
Selling, general and administrative expenses	11,013	11,858
Restructuring and facility closure expense	94	-
Gain on disposal of assets	(1,905)	-
Income from operations	5,816	6,363
Foreign exchange transaction gain	(114)	(44)
Other expense, net	265	198
Interest expense, net (excluding post-petition contractual interest of $8,525 in both 2005 and 2004)	523	662
Reorganization expense	3,133	1,957
Income before income taxes	2,009	3,590
Income tax expense	3,388	3,000
Net income (loss)	$ (1,379)	$ 590
Basic earnings (loss) per share	$ (0.20)	$ 0.08
Diluted earnings (loss) per share	$ (0.20)	$ 0.08
Weighted average basic shares outstanding	7,066	7,066
Weighted average diluted shares outstanding	7,066	7,066

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FIBERMARK, INC.
Condensed Consolidated Statements of Operations
Six Months Ended June 30, 2005 and 2004

(In thousands, except per share amounts)

Unaudited

	2005	2004
Net sales	$ 230,358	$ 223,439
Cost of sales	195,532	183,974
Gross profit	34,826	39,465
Selling, general and administrative expenses	22,334	23,946
Restructuring and facility closure expense	94	-
Gain on disposal of assets	(1,905)	-
Income from operations	14,303	15,519
Foreign exchange transaction (gain) loss	148	(271)
Other expense, net	585	934
Interest expense, net (excluding post-petition contractual interest of $17,050 and $8,617 in 2005 and 2004, respectively)	1,108	9,610
Reorganization expense	8,635	13,942
Income (loss) before income taxes	3,827	(8,696)
Income tax expense	7,532	7,564
Net loss	$ (3,705)	$ (16,260)
Basic loss per share	$ (0.52)	$ (2.30)
Diluted loss per share	$ (0.52)	$ (2.30)
Weighted average basic shares outstanding	7,066	7,066
Weighted average diluted shares outstanding	7,066	7,066

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FIBERMARK, INC.
Condensed Consolidated Balance Sheets

(In thousands, except share and per share amounts)

Unaudited

	June 30, 2005	December 31, 2004
ASSETS		
Current assets:		
Cash	$ -	$ 1,194
Accounts receivable, net of allowances	69,270	61,116
Inventories	67,902	73,650
Prepaid expenses	3,937	4,339
Total current assets	141,109	140,299
Property, plant and equipment, net	231,569	248,853
Goodwill	8,303	9,167
Other intangible assets, net	2,029	2,629
Other long-term assets	4,661	4,858
Total assets	$ 387,671	$ 405,806
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Revolving credit line	$ 4,666	$ 2,628
Accounts payable	20,029	24,063
Accrued liabilities	23,359	21,269
Accrued income taxes payable	18,013	15,458
Deferred income taxes	248	279
Total current liabilities not subject to compromise	66,315	63,697
Long-term liabilities:		
Deferred income taxes	18,080	28,497
Other long-term liabilities	46,838	48,788
Total long-term liabilities not subject to compromise	64,918	77,285
Liabilities subject to compromise	365,329	366,700
Total liabilities	496,562	507,682
Stockholders' deficit:		
Preferred stock, par value $.001 per share;		
2,000,000 shares authorized, and none issued	-	-
Series A Junior participatory preferred stock, par value $.001;		
7,066 shares authorized, and none issued	-	-
Common stock, par value $.001 per share; 20,000,000 shares authorized		
7,070,026 shares issued and 7,066,226 shares outstanding in 2005 and 2004	7	7
Additional paid-in capital	65,496	65,496
Accumulated deficit	(178,413)	(174,708)
Accumulated other comprehensive income	4,054	7,364
Less treasury stock, 3,800 shares at cost in 2005 and 2004	(35)	(35)
Total stockholders' deficit	(108,891)	(101,876)
Total liabilities and stockholders' deficit	$ 387,671	$ 405,806

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FiberMark, Inc.

Supplemental Financial Information

Reconciliation of Net Income/(Loss) to EBITDAR

EBITDAR, a non-GAAP measure, is defined as earnings before interest, taxes, depreciation, amortization and reorganization expenses. This financial metric reflects liquidity and operating profitability commonly used by the investment community and internally for evaluation purposes. Such measures should be considered in addition to, but not in lieu of, financial measures reported under GAAP.

	Three Months Ended June 30,		Variance	
	2005	2004	$	%
Net income/(loss)	$ (1,379)	$ 590	(1,969)	-334%
Adjustments to reconcile to EBITDAR:				
Income tax	3,388	3,000	(388)	
Net interest	523	662	139	
Depreciation and amortization	5,587	4,215	(1,372)	
Chapter 11 reorganization expense	3,133	1,957	(1,176)	
	12,631	9,834	(2,797)	-28%
EBITDAR[1]	11,252	10,424	828	8%
[1]Includes:				
Foreign exchange transaction (gain)	(114)	(44)	70	
Gain on disposal of asset	(1,905)	-	1,905	

	Six Months Ended June 30,		Variance	
	2005	2004	$	%
Net loss	$ (3,705)	$ (16,260)	12,555	77%
Adjustments to reconcile to EBITDAR:				
Income tax	7,532	7,564	32	
Net interest	1,108	9,610	8,502	
Depreciation and amortization	10,266	8,878	(1,388)	
Chapter 11 reorganization expense	8,635	13,942	5,307	
	27,541	39,994	12,453	31%
EBITDAR[1]	23,836	23,734	102	0.4%
[1]Includes:				
Foreign exchange transaction (gain)/loss	148	(271)	(419)	
Gain on disposal of asset	(1,905)	-	1,905	

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